[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

June 8, 2009

By Electronic Submission

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549-6010

Re:	Semtech Corporation
Form 10-K for the year ended January 25, 2009
SEC File No. 1-6395

Dear Mr. Vaughn:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 28, 2009, relating to the Company’s Form 10-K for the year ended January 25, 2009. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated each Comment in the order provided followed by the Company’s responses.

Note 1. Description of Business and Significant Accounting Policies, page 38

Goodwill and Purchased Intangibles, page 39

1.	Please revise future filings to disclose additional details regarding your accounting for goodwill. Specifically, please address the following:

•	Disclose how many reporting units you have identified in accordance with paragraphs 30-31 of SFAS 142.

•	Discuss how you evaluate goodwill for impairment including a description of the two-step impairment test you perform. Refer to paragraphs 19-22 of SFAS 142.

•

Revise future filings to disclose additional details regarding the results of your goodwill impairment analysis. For example, disclose whether the first step of the goodwill impairment evaluation indicated potential impairment and, if so, the results of your second step of your analysis.

Mr. Kevin L Vaughn

June 8, 2009

•	Disclose goodwill by for each reportable segment in accordance with paragraph 45(c) of SFAS 142.

The Company advises the Staff that in all applicable future filings, we will disclose additional details regarding our accounting for goodwill, including:

•	Discussion of the number of reporting units we have identified in accordance with paragraphs 30-31 of SFAS 142;

•	Discussion of how we evaluate goodwill for impairment including a description of the two-step impairment test we performed;

•	Disclosure of additional details regarding the results of our goodwill impairment analysis; and

•	Disclosure of goodwill by each reportable segment in accordance with paragraph 45(c) of SFAS 142.

Revenue Recognition, page 39

2.	We note the discussion here and on page 21 that you defer revenue recognition on shipments of products to certain customers, principally distributors, where return privileges exist until these products are sold through to end-users or the return privilege lapses. If the rights of return that you will grant to these customers in future periods could reasonably likely have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred revenue caption of your balance sheet as of the end of each reported period and (2) a discussion of the impact of the return uncertainties on each reported period. Quantify and discuss the reason for any material impairments of deferred cost of sales. Your discussion could also include a roll-forward of your deferred income liability account, if material. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

The Company advises the Staff that in all applicable future filings, to the extent that the rights of return that we grant could reasonably likely have a material impact on our future results of operations, liquidity or capital resources, we will revise MD&A to include:

•	Disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred revenue caption of our balance sheet as of the end of each reporting period; and

•	Discussion of the impact of the return uncertainties on each reported period.

Mr. Kevin L Vaughn

June 8, 2009

In all applicable future filings, we will quantify and discuss the reason for any material impairments of deferred cost of sales and, if material, our discussion will include a roll-forward of our deferred income liability account. Further, we will discuss any trends noted over the reported periods.

3.	Also, tell us and revise your critical accounting policies and footnotes to your financial statements in future filings to clarify why you defer revenue to distributors until sale to the end-user. Please address your ability to estimate the impact of the rights granted in advance of sell through. For example, if true, you could disclose that you are unable to reasonably estimate the inventory that could be returned pursuant to these product return privileges.

Shipments to certain distributors are made under agreements which provide for limited product return privileges. Given the uncertainties associated with the levels of returns that may be issued to these distributors, we have concluded that the requirements of Statement of Financial Accounting Standards No. 48 (“SFAS 48”), paragraph 6 have not been met. Specifically, with regards to product return privileges, we have concluded that the amount of future inventory returns cannot be reasonably estimated given the relatively long period in which a particular product may be returned. Accordingly, recognition of revenue associated with these sales has been deferred as previously disclosed.

The Company advises the Staff that in all applicable future filings, we will enhance our disclosures to better articulate our basis for deferring the recognition of revenue.

4.	You state that you record the “estimated deferred gross margin” on these sales in deferred revenue. Tell us how you calculate the “estimated deferred gross margin” by discussing how you estimate the amount of potential returns. Explain how your estimation of potential returns for purposes of the presentation on the balance sheet is consistent with your revenue recognition policy, which appears to indicate that you defer revenue because you are unable to reasonably estimate such returns. If your “estimated deferred gross margin” does not include an estimate for returns, please tell us why you believe this description is appropriate.

At the end of each reporting period, distributors with return privileges are required to provide us with a detailed listing of unsold material. We defer revenue recognition on 100% of this material, as disclosed in our revenue recognition policy.

We do estimate the cost related to the deferred revenue by applying an average gross profit margin to the actual gross sales. The average gross profit margin is calculated for each category of material using current standard costs and an adjustment is recorded to cost of sales.

Mr. Kevin L Vaughn

June 8, 2009

We believe the reference to “estimated deferred gross margin” is accurate, since the calculation of deferred gross margin involves estimating cost of sales.

Note 9. Income Taxes, page 48

5.	Please revise future filings to include disclosure of the components of income before income tax expense as either domestic or foreign as required by Rule 04-08(h)(1)(i) of Regulation S-X.

The Company advises the Staff that in all applicable future filings, we will disclose the components of income before income tax expense as either domestic or foreign as required by Rule 04—8(h)(1)(i) of Regulation S-X.

Note 12. Business Segments and Concentrations of Risk, page 53

Sales by Region, page 54

6.	We note your presentation here of sales by geographic region. If revenues attributed to an individual foreign country are material, please revise future filings to disclose the country and the amount of revenues attributed to that country. Please also revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

The Company advises the Staff that in all applicable future filings, if revenues attributed to an individual foreign country are material, we will disclose the country and the amount of revenues attributed to that country. In all applicable future filings, we will also disclose the basis for attributing revenues from external customers to individual countries.

Item 9A. Controls and Procedures, page 57

7.	We note your disclosure that your “disclosure controls and procedures were effective in alerting [your officers] in a timely manner to material information relating to the Company required to be included in its periodic reports filed with the Securities and Exchange Commission.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise to remove the language after the word “effective.” Alternatively, if you elect to continue to include language after your conclusion, please revise future filings so that the language that appears after your conclusion is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Mr. Kevin L Vaughn

June 8, 2009

The Company advises the Staff that in all applicable future filings, we will no longer include language after our conclusion in our disclosure controls and procedures disclosure.

The Company acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/S/ EMEKA CHUKWU
Emeka Chukwu Vice President, Finance and Chief Financial Officer Semtech Corporation